Honeydrop, Inc.



ANNUAL REPORT

22660 Pacific Coast Highway, Unit 103

Malibu, CA 90265

0

https://www.honeydrop.com/

This Annual Report is dated April 28, 2021.

BUSINESS

Honeydrop was started as a vision to develop a brand of healthier lemonades containing just a teaspoon of pure raw honey, no refined sugars, made with five simple ingredients, and having just 4g of sugar per bottle. The company markets a line of handcrafted raw cold-pressed juices using medicinal raw honey. Manuka honey and most recently a line of lemonades made with Hemp CBD Extract.

Honeydrop's products are never heated and always kept refrigerated while having a 180-day shelf life. Honeydrop was originally formed as Birch B LLC, a Delaware LLC, in 2006, the Company converted from an LLC to a Delaware C-Corp on July 12th, 2020.

Previous Offerings

Between 2020 and 2019, we sold 133,200 [shares of common stock] in exchange for $0.63 per share under Regulation Crowdfunding.

Name: Preferred Units (Former LLC now Common Stock)

Type of security sold: Equity

Final amount sold: $5,671,723.00

Number of Securities Sold: 7,206,684

Use of proceeds: Marketing, Sales and Operating the Company

Date: February 01, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020, compared to year ended December 31, 2019

Revenue

Net revenue after discounts and allowances for the fiscal year 2020 was $418,378 vs $829,515 for the fiscal year 2019. The -49.5% decrease can be attributed due to COVID 19 as the company was unable to sell its perishable products to numerous independent retailers who ceased operations beginning March, 2020, especially in NYC where the company has its largest concentration of business. In 2019, the company formed distribution partnerships with craft beer distributors to sells its CBD Hemp Lemonades. Unfortunately COVID 19 impacted these distributors who also ceased operations as on-premise accounts (aka bars) closed in March, 2020 which removed a revenue stream in 2020 that the company had in 2019.

Lastly, traffic at such stores as Whole Foods decreased significantly due to COVID 19 as consumers shifted their spending to eCommerce and same day shopping (Instacart and Amazon Fresh). Unfortunately, the company did not have its perishable products setup on Amazon during the start of COVID 19 which further reduced sales.

Cost of Sales

As a percentage of gross revenue, the company's cost of sales increased in FY2020 to 39% from 28% in FY2019. Cost of sales increased as the companies raw material inputs, most notably plastic bottles and caps as well as ingredients such as Turmeric and Manuka Honey increased as the supply chain became constraint during COVID 19 due to lower supplier production and greater competitive demand from manufacturers for these inputs.

Gross Margins

The company realized $221,388 in gross profit in FY2020 vs $387,896 in FY2019. Though the company realized lower gross profit due to lower absolute lower sales, as a % of gross revenue, the company's gross margins actually increased to 44% in FY2020 vs 33% in FY2019 as the company was able to drastically decrease its discounts and allowances to retailers to 17% of gross revenue in FY2020 from 29% in FY2019.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services such as sales brokers, research and development expenses for new products, and outsourced merchandising services. Expenses in 2019 decreased -$256,716 in FY2020 vs FY2019. The company cut approximately -$41,000 from its payroll, -$43,000 from its trade show budget and -$30,000 from its slotting fee budget in FY2019.

Historical results and cash flows:

The company has continued to over-invest in marketing relative to revenue with the goal to develop and grow a loyal fan base of retailers and consumers. With this capital raise, the company will be launching shelf-stable products that are better suited for fulfilling eCommerce sales while also promoting its current product portfolio more aggressively online. The company expects to continue to operate below EBITDA as it overinvests in marketing and an influencer campaign to drive sales and total consumer awareness.

Importantly, fast-growing beverage companies typically operate below break-even EBITDA as they grow their brand and spend a large portion of revenue on sales and marketing. We feel our growing consumer awareness and adoption of our products will lead to more favorable COGS and position the company to realize positive EBITDA in the future.

The company has yet to realize positive net income or cash flow since its inception. Investors should expect continued net income losses and negative net cash from operating activities in the future, similar to historical results.

Cash from Operating Activities was used to fund marketing and sales initiatives over the past two years. The most intensive expenses were:

1) a sales team to manage direct store beverage distributors;

2) sampling and grassroots events to develop consumer trial and awareness of our products and;

3) funds to advertise on social media and with influencers to promote our product. The company also paid slotting fees to retailers such as Fresh Market, Kroger, and Kings over the past two years to gain shelf space.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $5,056.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has zero debt. On May 3, 2020, Birch, B., received a Paycheck Protection Program (PPP) loan from Citibank in the amount of $38,400 with an interest rate 1%. 100% of the loan was forgiven on 1/26/21.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Luks

David Luks's current primary role is with Gamma Labs. David Luks currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Director

Dates of Service: January 01, 2009 - Present

Responsibilities: Operations; David currently does not take any equity or salary compensation. David currently commits approximately 5 hours a week to his role at Honeydrop.

Other business experience in the past three years:

Employer: Gamma Labs

Title: Sales and Operating Advisor

Dates of Service: January 01, 2019 - Present

Responsibilities: Advise on Sales and Production Strategies for the Company

Name: Andrew Lorig

Andrew Lorig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: June 01, 2020 - Present

Responsibilities: Day to Day Management of Marketing, Sales and Operations

Other business experience in the past three years:

Employer: Honeydrop

Title: Chief Marketing Officer

Dates of Service: December 01, 2018 - June 01, 2020

Responsibilities: Managed the marketing strategy of the company.

Name: Bill Davis

Bill Davis's current primary role is with Stance Capital. Bill Davis currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: January 01, 2016 - Present

Responsibilities: Advise Board on Key Business Matters

Other business experience in the past three years:

Employer: Stance Capital

Title: CEO

Dates of Service: January 01, 2019 - Present

Responsibilities: Management of Stance Capital

Name: Jeremy Friedman

Jeremy Friedman's current primary role is with Revitin. Jeremy Friedman currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: January 01, 2012 - Present

Responsibilities: Advise Board on Key Business Decisions

Other business experience in the past three years:

Employer: Revitin

Title: CEO

Dates of Service: January 01, 2018 - Present

Responsibilities: Oversees day to day operations at Revitin.

Name: Lane Cheek

Lane Cheek's current primary role is with Like Minded Entertainment. Lane Cheek currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Creative Director, Board Director

Dates of Service: July 01, 2020 - Present

Responsibilities: Advise Board on Key Business Decisions. Lane Cheek is receiving $60,000 in equity form for work between July 2020 - July 2021. The total # of shares is 86,705 shares which are vested monthly starting July 2020.

Other business experience in the past three years:

Employer: Like Minded Entertainment

Title: Producer

Dates of Service: January 01, 2017 - Present

Responsibilities: Advise Board on Marketing Matters

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Lorig

Amount and nature of Beneficial ownership: 6,122,579

Percent of class: 24.7

Title of class: Common Stock

Stockholder Name: David Luks

Amount and nature of Beneficial ownership: 6,034,140

Percent of class: 24.5

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.70 per share. As of December 31, 2020, 26,333,052 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Honeydrop, Inc.

By /s/ *Andrew Lorig*

     Name: Andrew Lorig

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

HONEYDROP, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

CERTIFICATION

I, Andrew Lorig, Principal Executive Officer of Honeydrop, Inc., hereby certify that the financial statements of Honeydrop, Inc. included in this Report are true and complete in all material respects.

Andrew Lorig

Principal Executive Officer

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Honeydrop, Inc.
New Castle Country, Delaware

We have reviewed the accompanying financial statements of Honeydrop, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 23, 2021
Los Angeles, California

Honeydrop, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,056	$	44,281
Inventories		438,718		448,089
Accounts receivable—net		46,402		107,277
Prepaids and other current assets		28,169		23,981
Total current assets		**518,345**		**623,628**
Property and equipment, net		3,023		8,551
Other Asset		9,475		9,475
Total assets	$	**530,843**	$	**641,654**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	536	$	536
Credit Card		2,977		9,574
Current portion of Loan		-		1,411
Other current liabilities		637		637
Total current liabilities		**4,150**		**12,158**
Auto loan		-		-
Total liabilities		**4,150**		**12,158**
MEMBERS' EQUITY				
Members Equity		-		5,345,416
Common Stock		2,467		-
Equity Crowdfunding-Common Stock		13		-
Equity issuance costs		(7,016)		-
Additional paid in capital		608,593		-
Retained earnings/(Accumulated Deficit)		(77,365)		(4,715,919)
Total members' equity		**526,693**		**629,496**
Total liabilities and members' equity	$	**530,843**	$	**641,654**

See accompanying notes to financial statements.

Honeydrop, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	Predecessor - Birch B LLC Jan 1 - July 20 2020	Successor - Birch B Inc. July 20 - December 31 2020	Combined 2020	2019
(USD $ in Dollars)				
Net revenue	$ 265,422	$ 152,956	$ 418,378	$ 829,515
Cost of goods sold	162,624	34,366	196,990	441,620
Gross profit	102,798	118,590	221,388	387,896
Operating expenses				
General and administrative	188,895	151,259	340,153	692,886
Research and development	10,000	1,690	11,690	10,810
Sales and marketing	25,731	43,006	68,737	45,908
Total operating expenses	224,625	195,955	420,580	749,604
Operating income/(loss)	(121,828)	(77,365)	(199,192)	(361,709)
Interest expense	-	-	-	-
Other Loss/(Income)	-	-	-	-
Income/(Loss) before provision for income taxes	(121,828)	(77,365)	(199,192)	(361,709)
Provision/(Benefit) for income taxes	-	-	-	-
Net income/(Net Loss)	$ (121,828)	$ (77,365)	$ (199,192)	$ (361,709)

See accompanying notes to financial statements.

Honeydrop, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Members' Equity	Common Stock		Equity Crowdfunding-		Equity Issuance	Additional Paid in Capital	Accumulated Deficit	Total Equity
		Shares	Amount	Shares	Amount				
Balance—December 31, 2018	$ 5,074,460	-	$ -	-	$ -	$ -	$ -	$ (4,354,211)	$ 720,250
Net income/(loss)	-	-	-	-	-	-	-	(361,709)	(361,709)
Contribution	270,955	-	-	-	-	-	-	-	270,955
Balance—December 31, 2019	$ 5,345,415	-	$ -	-	$ -	$ -	$ -	$ (4,715,919)	$ 629,496
Distribution LLC	(37,623)	-	-	-	-	-	-	-	(37,623)
Contribution into LLC	58,000	-	-	-	-	-	-	-	58,000
Net income/(loss) LLC								(121,828)	(121,828)
Conversion from LLC to C corp	(5,365,793)	24,671,280	2,467	-	-	-	525,579	4,837,747	0
Capital raised on Crowdfunding	-	-	-	133,200	13	(7,016)	83,015	-	76,013
Net income/(loss) C Corp	-	-	-	-	-	-	-	(77,365)	(77,365)
Balance—December 31, 2020	$ -	24,671,280	$ 2,467	133,200	$ 13	$ (7,016)	$ 608,593	$ (77,365)	$ 526,693

See accompanying notes to financial statements.

Honeydrop, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(199,192)	$	(361,709)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		5,529		4,276
Bad debt expense		-		33,176
Changes in operating assets and liabilities:				
Inventory		9,371		32,837
Accounts receivable—net		60,874		43,301
Prepaids and other current assets		(4,188)		-
Other Asset		-		-
Accounts payable		(1)		0
Credit Card		(6,597)		9,574
Other current liabilities		-		-
Net cash provided/(used) by operating activities		**(134,204)**		**(238,545)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(12,827)
Net cash provided/(used) in investing activities		**-**		**(12,827)**
CASH FLOW FROM FINANCING ACTIVITIES				
Contribution		58,000		270,955
Distribution		(37,623)		-
Capital raised on Crowdfunding		76,013		-
Auton loan		-		(1,411)
Loan repayment		(1,411)		(4,706)
Net cash provided/(used) by financing activities		**94,979**		**264,839**
Change in cash		(39,225)		13,467
Cash—beginning of year		44,281		30,814
Cash—end of year	$	**5,056**	$	**44,281**

See accompanying notes to financial statements.

Honeydrop, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.   NATURE OF OPERATIONS

Honeydrop, Inc., was previously known as Birch B, LLC was originally formed on September 19, 2006 in the state of Delaware. On July 20, 2020, Birch B, LLC converted to Honeydrop, Inc., a Delaware C Corporation. The financial statements of Honeydrop, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New Castle Country, Delaware.

Honeydrop Beverages is an all-natural line of honey infused teas and juices. Each bottle contains one full tablespoon of pure honey (never any refined sugars!) and weighs in at 100 calories or less. Honeydrop donates 1% of proceeds to local beekeepers throughout the country to help battle Colony Collapse Disorder (CCD), an epidemic threatening the global bee population.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
2007 Toyota Prius	20 years
2014 Jeep Cherokee	20 years
Automobile	20 years
Chevy Astro Van 2005	20 years
FS-30 Cold Press Juicer	5 years
Furniture and Equipment	5 years
Label Development	5 years
Label Equipment	5 years
Website Development	3 years
Custom Glass Mold	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Honeydrop, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its teas and juices products.

Cost of sales

Costs of goods sold include the cost of goods sold, freight and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $68,737 and $45,908, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2020	2019
Finished Goods	$ 428,251	$ 437,622
Raw Materials	10,467	10,467
Total Inventories	**$ 438,718**	**$ 448,089**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid Expenses and Other Current Assets consist of:		
Prepaid Juices	$ 28,169	$ 23,981
Total Prepaids Expenses and Other Current Assets	**$ 28,169**	**$ 23,981**

As of Year Ended December 31,	2020	2019
Other Assets consist of:		
Security Deposit	$ 9,475	$ 9,475
Total Other Assets	**$ 9,475**	**$ 9,475**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Other Current Liabilities consist of:		
Payroll Liabilities	637	637
Total Other Current Liabilities	**$ 637**	**$ 637**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020		2019	
2007 Toyota Prius	$	6,000	$	6,000
2014 Jeep Cherokee		37,587		37,587
Automobile		27,857		27,857
FS-30 Cold Press Juicer		22,665		22,665
Furniture and Equipment		6,896		6,896
Label Development		39,100		39,100
Label Equipment		3,704		3,704
Website Development		77,271		77,271
Custom Glass Mold		67,620		67,620
Property and Equipment, at Cost		**288,700**		**288,700**
Accumulated depreciation		(285,677)		(280,149)
Property and Equipment, Net	$	**3,023**	$	**8,551**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $5,529 and $4,276 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 27,000,000 shares of common stocks 0.00001 par value. As of December 31, 2020, and December 31, 2019, 24,671,280 shares of common stocks have been issued and are outstanding.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (34,416)	$ -
Valuation Allowance	34,416	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (34,416)	$ -
Valuation Allowance	34,416	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $121,828, and the Company had state net operating loss ("NOL") carryforwards of approximately $121,828. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2020 and 2019, the company paid month to month rent for an office space to WeWork.

Rent expense for the fiscal years 2019 and 2018 was $1,616 and $4,124, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 23, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $199,192, an operating cash flow loss of $134,204 and liquid assets in cash of $5,056, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.